

October 19, 2012

<u>Via E-Mail</u>
Mr. Don L. Merrill
Chief Executive Officer
Tootie Pie Company, Inc.
129 Industrial Drive
Boerne, TX 78006

> **Re: Tootie Pie Company, Inc.**
> **Form 8-K**
> **Filed October 15, 2012**
> **File No. 333-135702**

Dear Mr. Merrill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed October 15, 2012</u>

<u>Changes in Registrant's Certifying Accountant</u>

1.   We note your disclosure explaining that M&K has terminated the client-auditor relationship and informed you that they believe there are material errors within the Form 10-K that you filed on October 5, 2012. However, the disclosure on page F-2 of the Form 10-K indicates that you believe the financial statements presented in that filing, without adjustment to prior periods, comply with GAAP. Therefore, it appears you may disagree with these former accountants. Under the circumstances further disclosure is required to comply with Item 304(a)(1)(iv) of Regulation S-K. You should describe each disagreement with details sufficient to understand the opposing views; and state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of such disagreements with the former accountant. Given that you also have disclosure on page F-2 of the Form 10-K that indicates you filed the

report without correcting prior periods because you thought it would take too much time to obtain a new audit, you may need to file an Item 4.02 Form 8-K to include the information required to be disclosed when you determine that previously issued financial statements should no longer be relied upon. In either case, you should amend both filings to clarify your position on this matter and obtain and file an updated Exhibit 16 letter.

2.   Since you included financial statements in the Form 10-K that you filed on October 5, 2012 without obtaining an audit for 2012, and without obtaining a reissued audit opinion for 2011, or a reaudit of that period, your filing does not comply with Item 8 of Form 10-K and Rule 8-02 of Regulation S-X. If you are unable to obtain a reissuance of the prior audit opinion you should label the prior year amounts as unaudited until you have obtained a new audit. However, if you are aware of errors in your financial statements you should immediately file an Item 4.02 Form 8-K as directed in the preceding comment, and restate your financial statements accordingly. You should also add disclosure on page 24 as necessary to comply with Item 9 of Form 10-K, pertaining to changes in and disagreements with accountants on accounting and financial disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant at (202) 551-3337 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief